

Mail Stop 7010

January 23, 2009

By U.S. Mail and Facsimile

Mr. Jerry W. Fanska
Senior Vice President – Finance and Treasurer
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

> **Re:** **Layne Christensen Company**
> **Form 10-K for the Fiscal Year Ended January 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed May 8, 2008**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2008**
> **File No. 001-34195**

Dear Mr. Fanska:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2008

Item 1. Business – Regulation, page 7

1.   If material, please disclose in future filings the estimated capital expenditures for environmental control facilities. See Item 101(c)(xii) of Regulation S-K.

Item 7. Management's Discussion and Analysis..., page 21
Liquidity and Capital Resources, page 26

2.   Given the importance of available funding to your business, please revise future
        filings to include a more specific and comprehensive discussion of the terms of
        the significant covenants within your debt agreements. Please revise future
        filings to also present, for your most significant covenants, your actual ratios and
        other actual amounts versus the minimum/maximum ratios/amounts permitted as
        of each reporting date. Such presentation will allow an investor to easily
        understand your current status in meeting your financial covenants.

Item 8. Financial Statements and Supplementary Data, 31
Consolidated Balance Sheets, page 34

3.   The amount that you classify as other accrued expenses is greater than 8% of your
        total liabilities in each period. Please tell us what consideration you have given to
        the requirement to state separately any liabilities that exceed 5% of total
        liabilities. Please refer to Article 5-02 of Regulation S-X for more guidance on
        this issue.

Item 13. Certain Relationships and Related Transactions, page 63

4.   We note that in response to Item 13 of Form 10-K, you have incorporated by
        reference information under "Certain Transactions—Transactions with
        Management" in your 2008 Definitive Proxy. However, we are unable to locate
        such a discussion in the company's 2008 Definitive Proxy. Please confirm
        supplementally with a view towards clarifying future disclosure that you have
        complied with all applicable disclosure requirements of Item 13 of Form 10-K
        and Item 404 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed May 8, 2008

Compensation Discussion and Analysis, page 9
Annual Incentives, page 11

5.   In future filings, please disclose the target EBIT amount used by the
        compensation committee to determine annual incentives for the executive
        officers.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008

General

6.   Please revise future filings to provide a discussion of the recent global economic
        downturn and its current and expected future impact on your operations, financial

position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events might impact your sources of liquidity, if any.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Staff Attorney, at (202) 551-3711, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Mr. Jerry W. Fanska
Layne Christensen Company
January 23, 2009
Page 4

Sincerely,

John Cash
Accounting Branch Chief